Pieris Pharmaceuticals, Inc.

Lise-Meitner-Straße 30

D-85354 Freising

Germany

P: +49 (0) 8161 1411 400

F: +49 (0) 8161 1411 444

Email: info@pieris.com

April 20, 2015

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Pieris Pharmaceuticals, Inc.

Registration Statement on Form S-1 Filed February 17, 2015

File No. 333-202123

Dear Mr. Riedler:

Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-202123) (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter dated March 16, 2015.

For convenience of reference, the Staff comment contained in your March 16, 2015 letter is reprinted below and is followed by the response of the Company.

Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 filed with the Commission on April 20, 2015. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Prospectus Summary

Our Company

Our Business, page 2

1.	Comment: Please define the following words or phrases at your first reference in the prospectus summary:

•	Anticalin proteins;
•	cytokines;
•	monovalent cMet antagonist; and
•	receptor tyrosine kinase.

Response: In response to the Staff’s comment, we have revised page 2 of Amendment No. 1 to include definitions of the phrases “Anticalin proteins,” “cytokines,” and “receptor tyrosine kinase” where such phrases are first referenced in the prospectus summary. We have also removed the reference to the phrase “monovalent cMet antagonist” and replaced it with the phrase “monovalent antagonist,” which is defined where it is first referenced on page 2 of Amendment No. 1.

2.	Comment: Please revise your disclosure to indicate where your Phase 1 trial of PRS-080 is being conducted.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 12, 97-98 and 101 of Amendment No. 1 to disclose that the Company’s Phase 1 trial of PRS-080 is being conducted in accordance with German law at a clinical site in Neu-Ulm, Germany that belongs to Nuvisan GmbH, the Company’s contract research organization.

Risk Factors

“We face significant competition from other biotechnology and pharmaceutical companies . . .,” page 22

3.	Comment: Please amend this risk factor to include the names of those companies who you believe will likely be your principal competitors and their products and/or product candidates that will compete with your products.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 22-23 of Amendment No. 1 to include the names of certain companies which the Company, as of the date of filing of Amendment No. 1 with the Commission, believes will likely be its principal competitors, including products and/or product candidates produced by such companies which will compete with the products and/or product candidates of the Company.

“We could be subject to product liability lawsuits based on the use of our drug candidates in clinical testing . . .,” page 23

4.	Comment: Please amend this risk factor to state the coverage limit of the product liability insurance you have obtained for your ongoing clinical trial.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 23-24 of Amendment No. 1 to state the coverage limit of the product liability insurance maintained for the Company’s Phase I clinical trial of PRS-080, the Company’s only currently ongoing clinical trial.

Risks Related to Our Intellectual Property

“If we breach any of the agreements under which we license from third parties the intellectual property rights . . .,” page 27

5.	Comment: Please amend this risk factor to remove the cross-references to the discussions of your license agreement and the legal dispute arising from it, and include disclosure in their place that briefly describes the material terms of the agreement, other than the termination provisions that you have already included, and the nature of the legal dispute.

Response: In response to the Staff’s comment, we have revised the risk factor disclosure on pages 27-28 of Amendment No. 1 to remove any cross-references to discussions of the Research and Licensing Agreement between Pieris Operating and Technische Universität München (the “TUM License Agreement”) and the arbitration proceedings with TUM in connection with the TUM License Agreement included elsewhere in Amendment No. 1, and have included disclosure in their place describing the material terms of the TUM License Agreement and the nature of the arbitration proceedings in connection therewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research and Development Expenses, pages 83 and 85

6.	Comment: You indicate that since inception, you have devoted nearly all of your efforts and resources to your research and development activities. On page 99, you disclose key research and development projects that are underway. We believe your disclosure regarding research and development expenses could be improved. Please provided disclosure regarding the composition of the total R&D expense for each period presented. This can take a variety of forms (i.e. by function) but is mainly driven by how many projects are managed and how they are reported within the organization.

Response: In response to the Staff’s comment, we have revised the disclosure on page 83 of Amendment No. 1 to include more detailed disclosure regarding the composition of the Company’s total research and development expenses for each of the years ended December 31, 2014 and 2013. The Company elected to disclose research and development expenses on a project basis, rather than by function, because projects represent the metric management reviews and reports within the organization with respect to research and development.

Business

Overview, page 93

7.	Comment: Please amend your disclosure to elaborate on the “strategic and business reasons” you chose to discontinue development of PRS-050.

Response: In response to the Staff’s comment, we have revised the disclosure on page 91 of Amendment No. 1 to elaborate on the strategic and business reasons the Company discontinued development of PRS-050, an anti-VEGF-A Anticalin-branded drug candidate.

Implementation of our Anticalin Platform Technology: Our Drug Candidates, page 99

8.	Comment: Please state whether you have filed an Investigational New Drug Application (IND) relating to PRS-080 with the Food and Drug Administration and, if not, your approximate time frame for doing so. If you have not filed an IND at this time, please indicate the regulatory authority under which you are performing a clinical trial of this product candidate.

Response: In response to the Staff’s comment, we have revised the disclosure on page 101 of Amendment No. 1 to state that the Company intends to submit an Investigational New Drug (“IND”) application relating to PRS-080 with the U.S. Food and Drug Administration in 2017, and to specify that the Company is performing its clinical trial of PRS-080 under governance by the German Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, or BfArM) and the local Ethics Committee in Germany.

Preclinical data, page 101

9.	Comment: Please revise your narrative discussion accompanying the chart on page 103 to define or explain the following terms as they apply to your preclinical studies:

•	Expected functional consequence;
•	Hemoglobulin; and
•	Reticulocytes.

Please also explain the p-values you cite with respect to hemoglobulin concentrations in reticulocytes and what such value indicate about the results of your study.

Response: In response to the Staff’s comment, we have revised the narrative discussion accompanying the chart appearing on pages 100-101 of Amendment No. 1 to remove citations to p-values and to define, modify and/or clarify the terms “expected functional consequence,” “hemoglobulin” and “reticulocytes.” Such narrative discussion now reads in its entirety as follows: “The functional consequence of PRS-080 treatment on bone marrow activity and red blood cell production, or hematopoiesis, by means of hemoglobin (an oxygen transporting protein contained in red blood cells) concentration in reticulocytes, a precursor of red blood cells, was investigated in cynomolgus monkeys following repeated administration. As shown in the below chart, after administration of PRS-080 either intravenously (i.v. 150 mg/kg, **) or subcutaneously (s.c. 20 mg/kg, ***), elevated hemoglobin concentrations in reticulocytes (Retic CH) were observed on day 30 compared to pre-treatment (pre-dose).”

Intellectual Property and Exclusivity, page 111

10.	Comment: Please explain what “Anticalin drug class protection” entails and specifically refers to.

Response: In response to the Staff’s comment, we have revised the disclosure on page 109 of Amendment No. 1 to remove the reference to “Anticalin drug class protection.” The disclosure now clarifies our intellectual property position relating to lipocalins, stating: “[w]e established intellectual property protection in relation to our Anticalin technologies in key global markets, including Australia, Brazil, Canada, China, the European Union, Hong Kong, India, Japan, Korea, New Zealand, Russia, Singapore, South Africa and the United States. We believe we have patent exclusivity relating to drug candidates derived from lipocalin proteins that runs until at least 2020 in the U.S.”

11.	Comment: With respect to the patent portfolio licensed from TUM, please identify the type of patent coverage obtained (e.g., method of use, composition of matter, etc.) and when such patents are expected to expire.

Response: In response to the Staff’s comment, we have revised the disclosure on page 110 of Amendment No. 1 to specify the type of patent coverage licensed from TUM pursuant to the TUM License Agreement, and the dates of when such patents are expected to expire.

Strategic Partnerships, page 112

12.	Comment: Please revise your disclosure to discuss when your agreements with Allergan, Sanofi, Daiichi Sankyo, Zydus, and Stelis will expire outside of the exercise of the early-termination provisions of the agreements.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 112, 113, 114 and 115 of Amendment No. 1 to disclose when the Company’s agreements with each of Allergan, Sanofi, Daiichi Sankyo, Zydus and Stelis will expire outside of the early-termination provisions of each of the agreements. None of the agreements include a specific termination date, but in general expire upon the satisfaction or termination of specific obligations or payment terms, which terms are now included in the revised disclosure of Amendment No. 1.

Our collaboration with Zydus, page 115

13.	Comment: Please revise your disclosure with respect to your agreement with Zydus to disclose the following items:

•	Aggregate potential milestone payments you may receive from Zydus: and
•	Aggregate potential milestone payments you may be required to pay Zydus.

Response: In response to the Staff’s comment, we have revised the disclosure on page 114 of Amendment No. 1 to specify the aggregate potential milestone payments we may receive from Zydus and the aggregate potential milestones we may be required to pay Zydus.

TUM license agreement, page 116

14.	Comment: Please revise your disclosure with respect to your agreement with to TUM to disclose the aggregate milestone payments you may be obligated to pay TUM. Please also confirm whether you have paid the milestone payment to TUM with respect to the initiation of your Phase I clinical trial of PRS-080 and indicate the amount of such payment.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 115-116 of Amendment No. 1 to disclose the aggregate milestone payments we may be obligated to pay TUM pursuant to the terms of the TUM License Agreement and the amount milestone payments we are obligated to pay TUM with respect to the initiation of the Company’s Phase I clinical trial of PRS-080.

Management

Business Experience, page 127

15.	Comment: On your signature page, your Chief Executive Officer is identified with the designation “M.D.” but his biography does not indicate that he has earned a medical degree or holds a license as a doctor of medicine. Please amend your disclosure as necessary to resolve this discrepancy.

Response: In response to the Staff’s comment, we have revised the signature page of Amendment No. 1 to remove the errant reference.

Unaudited Pro Forma Combined Financial Information, page F-50

16.	Comment: You state that the transaction is accounted for as a recapitalization. Please tell us why it is appropriate to include a pro forma income statement.

Response: In response to the Staff’s comment, and following a discussion with the Staff on Thursday, April 9, 2015, the Company acknowledges that in the context of a transaction with a shell corporation accounted for as a recapitalization, a pro forma income statement is not required. As a result, the Company has amended the financial statement disclosure in Amendment No. 1 to remove the unaudited pro forma income statement. Further, as discussed with the Staff, the Company has also revised the financial statement disclosure in Amendment No. 1 to remove the unaudited pro forma balance sheet because the information contained in the previously filed unaudited pro forma balance sheet has now been incorporated into the audited consolidated financial statements covering the Company’s fiscal year ended December 31, 2014, included in Amendment No. 1. As a result, as discussed with the Staff, a separate pro forma balance sheet would be duplicative and therefore unnecessary in connection with the filing of Amendment No. 1.

Other Comments

17.	Comment: We note that some exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable and be advised that we may have comments to them.

Response: We acknowledge the Staff’s comment and have submitted remaining exhibits 5.1 and 23.2 with the filing of Amendment No. 1.

18.	Comment: We further note that you have submitted an application for confidential treatment in conjunction with your draft registration statement. We will perform an independent review of this application and will forward you comments to it, if any, under separate cover.

Response: We respectfully acknowledge the Staff’s comment.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at 603-553-5803.

Sincerely,

/s/ Darlene Deptula-Hicks

Darlene Deptula-Hicks

Acting Chief Financial Officer

cc:	Bryan K. Pitko

Marc D. Mantell, Esq.